

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 9, 2017

Mr. Jonah Meer
Chief Executive Officer
BioLabMart Inc.
777 Brickell Avenue, Suite 500
Miami, FL 33131

> **Re: BioLab Mart Inc.**
> **Registration Statement on Form S-1**
> **Filed March 13, 2017**
> **File No. 333-216650**

Dear Mr. Meer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We refer to the second and fourth paragraphs on the prospectus cover page. Please revise these paragraphs to indicate, if true, that the selling stockholders will sell at a price of $0.25 per share until your shares are quoted on the Over-The-Counter Bulletin Board and thereafter at prevailing market prices or in privately negotiated transactions. Also, revise your disclosures on page 17 and elsewhere as appropriate concerning the offering price.

Prospectus Summary, page 4

2.   Please revise the Summary to highlight the 66.66% voting rights held by your founders.

"We will incur increased costs and become subject to additional….", page 12

3.   Please revise your disclosure, here and elsewhere, as appropriate, to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.

Selling Stockholders, page 17

4.   We note your disclosure that Mr. Eizikovitz is the chief executive officer of a broker-dealer. A selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

Business, page 24

Our Mission and Principal Product, page 24

5.   Please revise the Business section to discuss in greater detail the nature of your research and of the licensed technology. In this regard, we note that the notes to your financial statements indicate that the technology you license relates to "coral based and non-coral based conditioned medium for tissue regeneration" and your Management's Discussion and Analysis indicates that you have developed a "proprietary condition medium." Accordingly, please revise the Business section to discuss what condition mediums are, including the types you are researching, as well as the status of your development efforts to date.

Licensed Intellectual Property, page 24

6.   Your disclosure in the first sentence under the heading and in the table suggests that Ariel University has filed a patent application; however, your disclosures below the table and on page 20 suggest that Ariel has filed only a provisional patent application. Accordingly, please revise your disclosures to clarify the type of application that Ariel has made with the USPTO.

7.   To the extent that Ariel has filed only a provisional patent application to date, please revise the Prospectus Summary to highlight this point and explain what a provisional patent application is and what rights flow from this type of application. Please also discuss in Business section whether you or Ariel are actively preparing a patent application, the cost of that work and how it is or will be funded.

Management, page 26

8.   Please revise your disclosure concerning Mr. Meer to clarify whether J Trade Global LLC is a registered broker-dealer and whether ANS Investments is a registered investment advisor. Also, revise to clarify the nature of CubeSquare's business and whether it controls any public companies.

Exhibit Index

9.   Please tell us why you have filed the subscription agreement relating to the January 2017 private placement. To the extent that you file this agreement as an exhibit, please revise the index to clarify the nature of the subscription so that it is clear it is not a subscription to buy the resale shares cover by this Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christine Westbrook at (202) 551-5019 or Joseph McCann at (202) 551-6262 with any questions.

                                                Sincerely,

                                                /s/ Joseph McCann for

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: David Lubin, Esq.